UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

4 Pandan Crescent #03-03

Singapore (128475)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐  Form 40-F

APPOINTMENT OF NEW INDEPENDENT DIRECTOR

On June 22, 2026, Singapore time, the Board of Directors of LightInTheBox Holding Co., Ltd. (NYSE: LITB) (the “Company”) approved the appointment of Dr. Cheng Chen to serve as an independent director of the Company, effective as of June 22, 2026. Dr. Chen will also serve as a member of each of the Company’s audit committee, compensation committee, and corporate governance and nominating committee.

Dr. Cheng Chen, age 46, currently serves with a leading AI foundation-model company in Silicon Valley. Prior to this, he worked at Apple Inc. in various roles, most recently as Senior Director. Dr. Chen received his Bachelor’s degree from Peking University and earned his Ph.D. degree from Kent State University in the United States.

There is no arrangement or understanding between Dr. Chen and any other person pursuant to which they were selected as an officer and a director of the Company, and there is no family relationship between Dr. Chen and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Dr. Chen had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

In connection with the appointment, on June 22, 2026, the Company entered into a director agreement with Dr. Chen. The terms of this agreement are consistent with the Company’s standard arrangements for its non-employee directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Jian He
Name:	Jian He
Title:	Chief Executive Officer

Date: June 24, 2026

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